James T. Foran General Corporate Counsel Edward C. Fedak Donald S. Leibowitz M. Courtney McCormick Associate General Corporate Counsel Michelle Zelinski Paralegal	Office of the General Corporate Counsel 80 Park Plaza, T-5B, Newark, NJ 07102-4194 tel: 973.430.8803 fax: 973.642.5033

October 29, 2008

VIA EDGAR
H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	PSEG Power LLC, PSEG Nuclear LLC, PSEG
Fossil LLC, and PSEG Energy Resources and Trade LLC, (the “Registrants”)
Registration Statement Nos. 333-153745, 333-153745-01, 333-153745-02,
333-153745-03 on Form S-3 (the “Registration Statement”)

Dear Mr. Owings:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrants, each a Delaware limited liability company (the “Registrants”) respectfully request that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement, as then amended, will become effective under the Securities Act at noon, Eastern Time, on Monday, November 3, 2008, or as soon thereafter as practicable.

        The Registrants hereby acknowledge the following:

•	that should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	that the action of the Commission or the Staff, acting pursuant to delegated authority in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

Securities and Exchange Commission
October 29, 2008

•	that the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

        Please notify the undersigned of the effectiveness of the Registration Statement by a telephone call to (973) 430-6131, and please also confirm such effectiveness in writing delivered by mail to the address above or by facsimile to (973) 642-5033.

Very truly yours, /s/ James T. Foran James T. Foran Attorney for the Registrants

JTF/man
cc:	Howard G. Godwin Jr., Esq. Sidley Austin LLP